SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                               Date: June 30, 2003

                             Koninklijke Ahold N.V.
                   -----------------------------------------
               (Exact name of registrant as specified in charter)

                                   Royal Ahold
                   -----------------------------------------
                 (Translation of registrant's name into English)

                                 The Netherlands
                   -----------------------------------------
                         (Jurisdiction of organization)

       Albert Heijnweg 1, P.O. Box 3050, 1500 HB Zaandam, The Netherlands
       ------------------------------------------------------------------
                    (Address of principal executive offices)

         Registrant's telephone number, international: + 31-75-659-9111
                                                      -----------------

                                     0-18898
                   -----------------------------------------
                            (Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F  X           Form 40-F
                                   ---                    ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                    No X
                            ---                   ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 -------------





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     On June 30, 2003,  Koninklijke Ahold N.V.  ("Ahold") issued a press release announcing that on Monday, June 30, 2003, Ahold provided its syndicate of banks with the audited 2002 financial report for its U.S. supermarket subsidiary Stop & Shop. A copy of the press release is attached hereto as Exhibit 1.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             KONINKLIJKE AHOLD N.V.


Date:    June 30, 2003                       By:  /s/ M.P.M. de Raad
                                                 --------------------------
                                                 Name:  M.P.M. de Raad
                                                 Title: Executive Vice President

                                LIST OF EXHIBITS



The following exhibit has been filed as part of this Form 6-K:


Exhibit           Description

1. Ahold press release, dated June 30, 2003, announcing that on Monday, June 30, 2003, Ahold provided its syndicate of banks with the audited 2002 financial report for its U.S. supermarket subsidiary Stop & Shop